

Ciments Français
Italcementi Group

Tour Ariane
92088 Paris La Défense cedex
France

Tél. : 33 (0)1 42 91 75 00
Fax : 33 (0)1 47 74 59 55
Télex: Cimfran 610 823 F

82-3236


03029017

Securities and Exchange
Commission
Office of International
Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549

SUPPL

Paris la Défense,
July 25th 2003

03 AUG -1 AM 7:21

Re : Informations Furnished
Pursuant to Rule 12g3 - 2 (b) Exemption
Under the Securities Exchange Act of 1934

Please find hereby the last information given to our shareholders :

Press Information :

- July 24th 2003

PROCESSED
AUG 12 2003
THOMSON
FINANCIAL

Sincelery yours.

Finance Department Manager

F. MOREAU

Personal copy : Miss Sandra FOLSON



Ciments Français
Italcementi Group

EXEMPTION NUMBER
FILE N° 82.3336

Paris, 24th July 2003

CONSOLIDATED SALES FOR FIRST-HALF 2003

Consolidated sales for the first half 2003 stands at **1,422.8 millions euros**, down 1.4% compared with the same period 2002 **but up +2.7% on a like for like basis.**

Following the first quarter trends, the business shrank in France and the United States.
Southern Europe and Emerging Countries excluding India, are continuing to enjoy growth.
Pressure on sales prices continues to hit operational performances in India and Turkey.
In such an uncertain economic background, with increasingly exchange rate volatility, a further result improvement might be difficult.

Breakdown by geographical areas	**June 30**			
(in millions of euros)	**2003**	**2002**	**%**	**% (1)**
FRANCE	*595*	*603*	-1.4%	-1.4%
EUROPEAN UNION (excluding France)	*265*	*244*	8.8%	7.8%
OTHER COUNTRIES	*563*	*596*	-5.5%	4.7%
TOTAL	***1,423***	***1,443***	**-1.4%**	**2.7%**

(1) **On a like for like basis**

Breakdown by activities	**June 30**			
(in millions of euros)	**2003**	**2002**	**%**	**% (1)**
CEMENT	*908*	*939*	-3.2%	2.7%
AGGREGATES /RMC	*472*	*464*	1.8%	1.9%
OTHER	*43*	*40*	6.1%	11.3%
TOTAL	***1,423***	***1,443***	**-1.4%**	**2.7%**

(1) **On a like for like basis**

Visit our web sites :

Ciments Français : http://www.cimfra.com
Italcementi : http://www.italcementigroup.com

Ciments Français
Tour Ariane
92088 Paris la Défense cedex
Tel : +33(0)1 42 91 75 00
Fax: +33(0)1 42 91 77 20